Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-8 No. 333-00000) pertaining to the Liberty Property Trust Amended and Restated Share Incentive Plan and to the incorporation by reference therein of our report dated February 25, 2009 (except for Notes 2, 8, 13, 14, 15, and 16, as to which the date is May 19, 2009), with respect to the consolidated financial statements and schedule of Liberty Property Trust included in its Annual Report (Form 10-K/A) for the year ended December 31, 2008, and our report dated February 25, 2009 with respect to the effectiveness of internal control over financial reporting of Liberty Property Trust included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
June 1, 2009